UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

IPG Photonics Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44980X109
 (CUSIP Number)

Dr. Eugene A. Scherbakov
50 Old Webster Road
Oxford, MA 01540
(508) 373-1100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON Dr. Eugene Scherbakov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,997,834 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,997,834 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,997,834 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (1)(2)
14.	TYPE OF REPORTING PERSON IN

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

Introductory Note:

This Schedule 13D is being filed to report the acquisition of sole voting and investment power with respect to the shares of the Issuer held of record by IP Fibre Devices (UK) Ltd. (“IPFD”) by the Reporting Person upon the death of Dr. Valentin P. Gapontsev, the founder of the Issuer, which occurred on October 22, 2021. As a result of Dr. Gapontsev’s death, Dr. Scherbakov became the sole managing director of IPFD. As a result, Dr. Scherbakov has sole voting and investment power with respect to the shares of the Issuer held of record by IPFD.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of IPG Photonics Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 50 Old Webster Road, Oxford, MA 01540.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is being filed by Dr. Eugene A. Scherbakov.
(b) The business address of the Reporting Person is c/o IPG Photonics Corporation, 50 Old Webster Road, Oxford, MA 01540.
(c)   Dr. Scherbakov has served as Chief Executive Officer of the Issuer since May 2021 and as a director of the Issuer since 2000. Prior to his appointment as Chief Executive Officer, Dr. Scherbakov served as Managing Director of IPG Laser GmbH, the Issuer’s German subsidiary, since August 2000, Senior Vice President-Europe since February 2013 and Chief Operating Officer since February 2017.

(d), (e) During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any person named in this Item 2, has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Scherbakov is a citizen of the Russian Federation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Dr. Scherbakov acquired sole voting and investment power with respect to 6,914,004 shares of the Issuer’s Common Stock as a result of Dr. Gapontsev’s death, pursuant to which Dr. Scherbakov became the sole managing director of IPFD.

ITEM 4.	PURPOSE OF THE TRANSACTION

Dr. Scherbakov has served as Chief Executive Officer of the Issuer since May 2021 as a director of the Issuer since 2000. In such capacity, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time, and from time to time, may review, reconsider and change his/its position and/or change his/its purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving Common Stock of the Issuer.

(d) 6,914,004 shares of Common Stock being reported as beneficially owned by Dr. Scherbakov are held of record by IPFD, of which Dr. Scherbakov is the managing director. Dr. Scherbakov disclaims beneficial ownership of these shares of Common Stock except to the extent of his pecuniary interest therein, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission of the beneficial ownership of all the reported shares of Common Stock for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions, of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.
SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

/s/ Dr. Eugene A. Scherbakov
Name: Dr. Eugene A. Scherbakov